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                                                                    EXHIBIT 99.1

[LOGO OF FACTORY CARD OUTLET]

Contact: James D. Constantine
         Chief Financial Officer
         (630) 579-2000
                                                      FOR IMMEDIATE RELEASE
                                                      ---------------------


                FACTORY CARD OUTLET ANNOUNCES DEVELOPMENTS IN
                ---------------------------------------------
            BANKRUPTCY COURT PROCEEDINGS AND FIRST QUARTER RESULTS
            ------------------------------------------------------


NAPERVILLE, IL, June 7, 2000 ---- Factory Card Outlet Corp. (FCPYQ) announced today that it and the Creditors' Committee appointed in its Chapter 11 case have entered into a non-binding letter of intent with Saunders, Karp & Megrue ("SKM"), a Connecticut based investment company, regarding a potential transaction which would provide the Company with sufficient funding to enable it to emerge from Chapter 11. The letter of intent is subject to, among other things, the completion of due diligence, the execution of definitive documentation, and confirmation of a plan of reorganization that would have to be voted upon by creditors. The letter of intent outlines the following general terms of a transaction and plan of reorganization in which SKM would invest $19.5 million, for which it would receive a note and approximately 90% of the common stock of the Company upon its emergence from Chapter 11. General unsecured creditors, whose claims are estimated to be approximately $43 million, would receive a cash distribution that may approximate $5 million, a note in the approximate amount of $7 million, and approximately 10% of the common stock of the Company upon its emergence from Chapter 11. Because the proposal would not result in creditors recovering the full amount of their claims, it does not contemplate that holders of the Company's outstanding common stock would receive any distribution and, consequently, the existing stock would be cancelled.

The letter of intent provides for SKM to receive a break-up fee and expense reimbursement in the event that the Company decides to pursue an alternative transaction or course of action and restricts the Company's ability to solicit alternative proposals. The letter of intent is subject to the approval by the United States Bankruptcy Court for the District of Delaware, where the Company's Chapter 11 case currently is pending.

The Company also announced that the Bankruptcy Court has granted the Company's motion to extend the exclusive periods during which it may file a plan of reorganization and solicit acceptances to such plan to July 31, 2000 and September 29, 2000, respectively. There can be no assurance that the Company will file a plan of reorganization during the exclusive period or that any such plan will be confirmed.

The Company also reported a first quarter 2000 loss of $2.7 million, or $0.36 per share, compared with a net loss in the first quarter of 1999 of $16.1 million, or $2.14 per share. The 2000 first quarter loss before reorganization costs associated with the Chapter 11 case and extraordinary items was $727 thousand, compared with a loss of $2.2 million a year ago.
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FACTORY CARD OUTLET PRESS RELEASE/JUNE 7, 2000/PAGE TWO



Net sales for the first quarter of 2000 were $54.4 million, compared with $52.5 million for the same period a year ago. Adjusting for store closings, comparable store sales increased 11.8 percent. "This increase is attributed to improved vendor relations resulting in better in-stock positions, new merchandising initiatives, improved retail disciplines, and most importantly, the dedicated efforts of our 3200 associates" commented William E. Freeman, President and Chief Executive Officer. Mr. Freeman further said, "We are hopeful that these events will lead to the Company's successful emergence from chapter 11 by the Fall of this year."

Factory Card Outlet is a chain of company owned retail stores offering a vast assortment of party supplies, greeting cards, gift-wrap and other special occasion merchandise at everyday value prices. On March 23, 1999, the Company filed a petition for reorganization under chapter 11 of title 11 of the United States Code and is currently operating as a debtor in possession.

Saunders, Karp, & Megrue, a private merchant bank, currently manages over $1.5 billion of equity capital and pursues private company re-capitalizations and growth buy-outs in the $40 million to $400 million range. To date, the firm has invested in over 30 companies concentrated in retail, basic manufacturing, consumer products, restaurant, financial services, and distribution industries. Founded in 1990, the firm has offices in Manhattan, New York and Stamford, Connecticut.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements express or implied by such forward-looking statements. All forward-looking statements relating to aspects of any plan of reorganization that may be submitted in connection with the Chapter 11 case are dependent upon, among other things, further improvements in the Company's store level operating performance, the proposal of an acceptable reorganization plan and the confirmation of such plan by the bankruptcy court.

In general, the results, performance or achievements of the Company and its stores and the value of the Company's common stock are dependent upon a number of factors including without limitation, the impact of the commencement of the Chapter 11 case; the ability to meet sales plans; weather and economic conditions; dependence on key personnel; competition; ability to anticipate merchandise trends and consumer demand; ability to maintain relationships with suppliers; successful implementation of information systems; successful handling of merchandise logistics; inventory shrinkage; ability to meet future capital needs; governmental regulations; and other factors both referenced and not referenced in the Company's filings with the Securities and Exchange Commission.




                          [FINANCIAL TABLE TO FOLLOW]
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                           FACTORY CARD OUTLET CORP.
                                AND SUBSIDIARY

                     Consolidated Statements of Operations
             (Dollar amounts in thousands, except per share data)

                                                                        Three fiscal months ended
                                                                        -------------------------
                                                                        April 29,        May 1,
                                                                          2000            1999
                                                                        ----------     ----------
                                                                        (Unaudited)    (Unaudited)
Net sales                                                               $   54,442     $   52,533
Cost of sales                                                               28,962         28,120
                                                                        ----------     ----------
   Gross profit                                                             25,480         24,413
Selling, general and administrative expenses                                25,359         25,768
Interest expense                                                               848            894
                                                                        ----------     ----------
   Loss before reorganization items, income taxes and
    extraordinary item                                                        (727)        (2,249)
Reorganization items, net                                                    2,011         12,547
                                                                        ----------     ----------
   Loss before income taxes and extraordinary item                          (2,738)       (14,796)
Income taxes                                                                     -              -
                                                                        ----------     ----------
   Loss before extraordinary item                                           (2,738)       (14,796)
Extraordinary item-loss on early retirement
   of debt                                                                       -          1,292
                                                                        ----------     ----------
Net loss                                                                $   (2,738)    $  (16,088)
                                                                        ==========     ==========


Loss per share - basic and diluted
   Before extraordinary item                                            $    (0.36)    $    (1.97)
   Extraordinary item                                                                       (0.17)
                                                                        ----------     ----------
     Net loss per share - basic and diluted                             $    (0.36)    $    (2.14)
                                                                        ==========     ==========

Weighted average shares outstanding -
   Basic and diluted                                                     7,503,098      7,503,098
                                                                        ==========     ==========

EBITDAR (1)                                                             $    2,025     $      620
                                                                        ==========     ==========

(1) Earnings before interest, taxes, depreciation and amortization, and reorganization items.